UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               INNOVO GROUP INC.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   457954501
                                   ---------
                                 (CUSIP Number)

                                 Joseph Mizrachi
                          6971 N. Federal Highway, #203
                           Boca Raton, Florida, 33487
                                  (917)544-2424
                                  --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 21, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 28 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 2 of 28 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  JOSEPH MIZRACHI

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   173,283
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            173,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            173,283

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            .08%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D

CUSIP No. 457954501                                           Page 3 of 28 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SIMON MIZRACHI

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  72,183
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   173,283
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   72,183
    With
                           10       Shared Dispositive Power
                                            173,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            245,466

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            1.2%

14       Type of Reporting Person (See Instructions)

                  IN

                                                              Page 4 of 28 Pages




                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated October 31, 2000 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Mr. Joseph Mizrachi ("Mr. Joseph Mizrachi"); and

                  ii) Mr. Simon Mizrachi ("Mr. Simon Mizrachi").

                  This Statement relates to the Shares held for the accounts of C.J. Rahm, L.P., a Delaware limited partnership ("CJ Rahm"), and MidAtlantic Agency Inc., a Florida corporation ("MidAtlantic").

                              The Reporting Persons

                  Mr. Joseph Mizrachi and Mr. Simon Mizrachi are brothers and citizens of the United State of America. Mr. Joseph Mizrachi and Mr. Simon Mizrachi are financiers and their principal office is located at 6971 N. Federal Hwy, #203, Boca Raton, Florida 33487.

                  Mr. Joseph Mizrachi acts in the capacity of an advisor pursuant to an advisory agreement with CJ Rahm. In such capacity, Mr. Joseph Mizrachi may be deemed to be the beneficial owner of the Shares and warrants to acquire Shares held for the account of CJ Rahm. In addition, certain Shares and warrants to acquire Shares held for the account of CJ Rahm are owned by Mr. Joseph Mizrachi's wife, Cheryl Mizrachi, who shares Mr. Mr. Joseph Mizrachi's home. As a result, Mr. Joseph Mizrachi may be deemed to beneficially own these Shares and warrants to acquire Shares. Current information concerning the identity and background of the directors and officers of CJ Rahm is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Mr. Simon Mizrachi serves as President of MidAtlantic and as President of SAT Holdings, Inc., the general partner of CJ Rahm. In such capacities, Mr. Simon Mizrachi may be deemed to be the beneficial owner of the Shares and warrants to acquire Shares held for the accounts of MidAtlantic and CJ Rahm. Current information concerning the identity and background of the directors and officers of CJ Rahm and MidAtlantic is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 5 of 28 Pages


Item 5.           Interest in Securities of the Issuer.

                  According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q/A for the quarterly period ended August 30, 2003, the number of Shares outstanding was 21,158,308 as of October 14, 2003.

                  (a) (i) Mr. Joseph Mizrachi may be deemed the beneficial owner of 173,283 Shares (approximately .08% of the total number of Shares outstanding). This number consists of 173,283 Shares held for the account of CJ Rahm.

                      (ii) Mr. Simon Mizrachi may be deemed to be the beneficial owner of 245,466 Shares (approximately 1.2% of the total number of Shares outstanding). This number consists of A) 173,283 Shares held for the account of CJ Rahm; and B) 72,183 Shares held for the account of MidAtlantic.

                  (b) (i) Mr. Joseph Mizrachi may be deemed to have shared power to direct the voting and disposition of the 173,283 Shares held for the account of CJ Rahm.

                      (ii) Mr. Simon Mizrachi may be deemed to have the sole power to direct the voting and disposition of the 72,183 Shares held for the account of MidAtlantic. Mr. Simon Mizrachi may be deemed to have shared power to direct the voting and disposition of the 173,283 Shares held for the account of CJ Rahm.

                  (c) Except for the transactions set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since August 31, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The limited partners of CJ Rahm have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of CJ Rahm in accordance with their partnership interests in CJ Rahm.

                      (ii) The shareholders of MidAtlantic have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of MidAtlantic in accordance with their ownership interests in MidAtlantic.

                  (e) Effective February 21, 2003, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

                                                              Page 6 of 28 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On February 21, 2003, Yardworth Mortgage Corporation A.V.V., a corporation organized under the laws of Aruba ("Yardworth"), exercised its right to acquire an 85% membership interest in Innavation LLC, a Delaware limited liability company ("Innavation"), previously wholly-owned by Mr. Joseph Mizrachi. Upon exercise of this right, Yardworth acquired the right to vote and dispose of all of the 1,812,000 Shares held for the account of Innavation. In addition, Yardworth may be deemed to have the right to acquire voting and dispositive power within sixty days over the 1,400,000 shares issuable upon the exercise of warrants held for the account of Innavation.

                  Yardworth had entered into a pledge agreement (the "Pledge Agreement") with Mr. Joseph Mizrachi on November 1, 2000 (a copy of the Pledge Agreement is incorporated by reference hereto as Exhibit A and is incorporated herein by reference in response to this Item 6) Pursuant to the Pledge Agreement, Yardworth loaned Mr. Joseph Mizrachi $1,500,000. As evidence of the loan, Mr. Joseph Mizrachi gave Yardworth a convertible note (the "Note") (a copy of the Note is incorporated by reference hereto as Exhibit B and is incorporated herein by reference in response to this Item 6). The Note gave Yardworth the right, at any time prior to the maturity or full pre-payment of the Note, to convert the outstanding Note into an 85% membership interest in Innavation.

                  The foregoing descriptions of the Pledge Agreement and the Note do not purport to be complete and are qualified in their entirety by the terms of each such document, which are incorporated herein by reference.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 28 Pages





                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     October 30, 2003                 JOSEPH MIZRACHI


                                           /s/ Joseph Mizrachi
                                           -------------------------------------
                                           Joseph Mizrachi


Date:     October 30, 2003                 SIMON MIZRACHI


                                           /s/ Simon Mizrachi
                                           -------------------------------------
                                           Simon Mizrachi

                                                              Page 8 of 28 Pages


                                     ANNEX A

                    Directors and Officers of C.J. Rahm, L.P.

Name/Title/Citizenship            Principal Occupation                          Business Address
----------------------            --------------------                          ----------------

Simon Mizrachi                    President of SAT Holdings, Inc.               6971 N. Federal Hwy #203,
President                                                                       Boca Raton, Florida 33487
(United States)

Joseph Mizrachi                   Vice-President of SAT Holdings, Inc.          6971 N. Federal Hwy #203
Vice-President                                                                  Boca Raton, Florida 33487
(United States)


               Directors and Officers of MidAtlantic Agency, Inc.

Name/Title/Citizenship            Principal Occupation                          Business Address
----------------------            --------------------                          ----------------
Simon Mizrachi                    President of MidAtlantic Agency, Inc.         6971 N. Federal Hwy #203,
President                                                                       Boca Raton, Florida 33487
(United States)

Joseph Mizrachi                   Vice-President of MidAtlantic Agency, Inc.    6971 N. Federal Hwy #203,
Vice-President                                                                  Boca Raton, Florida 33487
(United States)



                  Except as otherwise set forth herein with regard to Mr. Simon Mizrachi and Mr. Joseph Mizrachi, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 9 of 28 Pages


                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                INNOVO GROUP INC.


                                                    Nature of        Number of
For the Account of         Date of Transaction      Transaction      Securities            Price
------------------         -------------------      -----------      ----------            -----

C.J. Rahm, L.P.            September 19, 2003       Cashless         100,000 Shares        $2.00
                                                    Exercise of      (received 72,183)
                                                    Options

MidAtlantic Agency, Inc.   September 19, 2003       Cashless         100,000 Shares        $2.00
                                                    Exercise of      (received 72,183)
                                                    Options

C.J. Rahm, L.P.            October 9, 2003          Sale               1,000 Shares        $5.21

C.J. Rahm, L.P.            October 9, 2003          Sale               1,000 Shares        $5.20

C.J. Rahm, L.P.            October 9, 2003          Sale               1,000 Shares        $5.20

C.J. Rahm, L.P.            October 9, 2003          Sale               1,000 Shares        $5.17

C.J. Rahm, L.P.            October 9, 2003          Sale               1,000 Shares        $5.25

C.J. Rahm, L.P.            October 10, 2003         Sale                 900 Shares        $5.21

C.J. Rahm, L.P.            October 13, 2003         Sale                 800 Shares        $6.12

C.J. Rahm, L.P.            October 13, 2003         Sale               1,200 Shares        $5.95

C.J. Rahm, L.P.            October 13, 2003         Sale               1,000 Shares        $6.00

C.J. Rahm, L.P.            October 13, 2003         Sale               1,000 Shares        $6.008

C.J. Rahm, L.P.            October 13, 2003         Sale               1,000 Shares        $6.00

C.J. Rahm, L.P.            October 13, 2003         Sale                 200 Shares        $6.01

C.J. Rahm, L.P.            October 14, 2003         Sale               1,000 Shares        $5.71

C.J. Rahm, L.P.            October 16, 2003         Sale                 300 Shares        $5.16

                                                             Page 10 of 28 Pages


                                                    Nature of        Number of
For the Account of         Date of Transaction      Transaction      Securities            Price
------------------         -------------------      -----------      ----------            -----
C.J. Rahm, L.P.            October 16, 2003         Sale               1,000 Shares        $5.15

C.J. Rahm, L.P.            October 16, 2003         Sale               1,000 Shares        $5.15

C.J. Rahm, L.P.            October 17, 2003         Sale                 500 Shares        $5.25

C.J. Rahm, L.P.            October 17, 2003         Sale               2,000 Shares        $5.17

C.J. Rahm, L.P.            October 17, 2003         Sale               5,000 Shares        $5.16

C.J. Rahm, L.P.            October 17, 2003         Sale               1,000 Shares        $5.25

C.J. Rahm, L.P.            October 20, 2003         Sale               1,000 Shares        $5.20

                                                             Page 11 of 28 Pages



                                  EXHIBIT INDEX


Ex. No.                                                                 Page No.
-------                                                                  -------

A.     Joint Filing Agreement dated as of October 30, 2003 by and
       between Mr. Joseph Mizrachi and Mr. Simon Mizrachi........             12

B.     Form of Pledge  Agreement,  dated as of November 1, 2000,
       by and among  Yardworth Mortgage Corporation A.V.V. and
       Mr. Joseph Mizrachi....................................                13

C.     Form of 10 Year 12% Convertible Note, dated as of November
       1, 2000 from Joseph Mizrachi to Yardworth Mortgage Corporation
       A.V.V.........................................................         24

                                                             Page 12 of 28 Pages
                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, par value $.10 per share, of Innovo Group Inc., dated as of October 30, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date:     October 30, 2003                 JOSEPH MIZRACHI


                                           /s/ Joseph Mizrachi
                                           -------------------------------------
                                           Joseph Mizrachi


Date:     October 30, 2003                 SIMON MIZRACHI


                                           /s/ Simon Mizrachi
                                           -------------------------------------
                                           Simon Mizrachi

                                                             Page 13 of 28 Pages

                                    EXHIBIT B

                                PLEDGE AGREEMENT


THIS PLEDGE AGREEMENT (the "Agreement"), dated as of November 1 2000, is by and between JOSEPH MIZRACHI, having an address at 6971 N. Federal Highway, Suite 203, Boca Raton, Florida 33487, hereinafter referred to as "Pledgor", and YARDWORTH MORTGAGE CORPORATION A.V.V., having an address at c/o Mido Trust & Management N.V., Penstraat 105, Curacao, Netherlands Antilles, hereinafter referred to as "Pledgee".

                                    RECITALS
                                    --------

                  Pledgee has loaned to Pledgor the sum of U.S. One Million Five Hundred Thousand and 00/100 (U.S. $1,500,000.00) Dollars (the "Loan"), which Loan is evidenced by a convertible note in favor of Pledgee dated of even date herewith (the "Note").

                  In order to induce Pledgee to make the Loan, Pledgor has agreed to pledge to Pledgee as security for the payment of the Note when due, certain collateral, and Pledgee has agreed to accept the collateral, all upon the terms and subject to the conditions hereinafter set forth.

                                    AGREEMENT
                                    ---------

                  In consideration of the mutual covenants and agreements hereinafter set forth, the parties hereby agree as follows:

                     Section 1. Grant of Security Interest.
                     --------------------------------------

                  Pledgor hereby pledges, assigns, transfers and delivers to Pledgee and grants to Pledgee a continuing security interest in all of Pledgor's right, title and interest in and to a ninety-nine percent (99%) membership interest (the "Collateral") in Innovation LLC, a Delaware limited liability company (the "Company"), all upon the terms and subject to the conditions set forth herein. The Collateral shall constitute security for the timely and full payment of the Note when due.

                                                             Page 14 of 28 Pages

                      Section 2. Collateral Documentation.
                      ------------------------------------

                  Pledgor shall deliver to Pledgee duly executed Form UCC-1 financing statements, assignments and such other documentation as Pledgee may require to perfect Pledgee's security interest in the Collateral under applicable law, in form and substance satisfactory to Pledgee.

                         Section 3. Further Assurances.
                         ------------------------------

                  The Pledgor agrees to do such further acts and things and to execute and deliver such additional documentation as Pledgee from time to time may reasonably request in connection with the administration or enforcement of this Agreement, whether related to the Collateral or any part thereof, to evidence, confirm, perfect or protect any security interest granted or required to have been granted hereunder or in order better to assure and confirm unto Pledgee its rights, powers and remedies hereunder.

                   Section 4. Representations and Warranties.
                   ------------------------------------------

                  To induce Pledgee to enter into this Agreement and to accept the Note, Pledgor represents and warrants to Pledgee that to the best of Pledgor's knowledge:

                    (a) Pledgor has the power to execute, deliver and perform this Agreement;

                    (b) the execution, delivery and performance by Pledgor of this Agreement (i) will not violate or be in conflict with any applicable law (including, without limitation, any applicable usury or similar law) and (ii) will not violate, be in conflict with, result in a breach of or constitute (with or without the giving of notice or the passage of time or both) a default under any material indenture, agreement or other instrument to which Pledgor is a party or by which Pledgor or any of its properties or assets are or may be bound or subject;

                    (c) Pledgor has obtained any necessary consents required to the execution of this Agreement; (d) Upon execution and delivery hereof, this Agreement will constitute Pledgor's legal, valid and binding obligation, enforceable in accordance with its terms; and

                    (e) The Collateral pledged by Pledgor is not subject  to any security interest, lien or other encumbrance or any adverse claim of any kind whatsoever, except for the security interest created hereunder and any other security interest to which Pledgee may consent in writing ("Permitted Encumbrances").

                                                             Page 15 of 28 Pages

                 Section 5. Affirmative and Negative Covenants.
                 ----------------------------------------------

               Pledgor covenants and agrees that, from the date hereof and until payment in full of the Note, Pledgor:

                    (a) Shall give to Pledgee immediate notice of any material change in the status of the Collateral or the assets of the Company;

                    (b) Except for the security interest granted hereunder and the Permitted Encumbrances, shall not create, incur, assume or permit to exist, or permit to be created, incurred or assumed, any pledge or hypothecation of, or any mortgage, lien, security interest or encumbrance of any nature against, all or any portion of the Collateral without the prior consent of Pledgee;

                    (c) Shall not sell, lease, transfer, exchange or otherwise dispose of all or any portion of the Collateral without the prior consent of Pledgee;

                    (d) Shall maintain the company status of the Company in good standing in the State of Delaware; and

                    (e) Shall not sell any shares of Innovo Group Inc. owned by the Company unless the proceeds of such sale are applied to the repayment of this Loan.

                   Section 6. Rights of Pledgee to Collateral.
                   -------------------------------------------

                    (a) In the event that the Note has become due and has not been paid in full pursuant to the terms thereof, Pledgee in its sole and absolute discretion may take (and/or may cause one or more of its designees to take) any, some or all of the following actions, after giving the notice set forth in Section 6(b) hereof:

                           (i) receive and  retain  all  payments  and all other
distributions of any kind with respect to any and all of the Collateral;

                           (ii) take   such  action  with   respect  to   the
liquidation, sale, assignment and delivery of the whole of, or from time to time any part of, the Collateral including, without limitation, to liquidate, sell, assign and deliver the whole of, or from time to time any part of, the Collateral at any private sale or at public auction, with or without demand on Pledgor or advertisement of the time or place of sale or adjournment thereof, for cash, for credit or for other property, for immediate or future delivery, and for such price or prices and on such terms as Pledgee in its discretion may determine, and Pledgee may bid for and purchase the whole or any part of the Collateral so sold free from any right or equity of redemption; to adjourn any such sale or cause the same to be adjourned from time to time to a subsequent time and place announced at the time and place fixed for the sale; and to carry out any agreement to sell the whole or any part of the Collateral in accordance with the terms of such agreement, notwithstanding that, after Pledgee shall have entered into such an agreement, the Note may have been satisfied in full provided, if such agreement is assignable, such agreement shall be assigned to Pledgor if Pledgor assumes all liabilities of Pledgee thereunder;

                                                             Page 16 of 28 Pages

                           (iii) otherwise  use or  deal from time to  time with
the Collateral, in whole or in part, in all respects as if Pledgee were the outright owner thereof; and

                           (iv) in addition to, and not by way of limitation of,
any of the rights specified above, exercise any and all rights and remedies afforded to Pledgee, as a secured party in possession of collateral or otherwise, under any and all provisions of applicable law.

                    (b) Prior  to  enforcing  any  of  the  remedies provided in
Section 6 (a), Pledgee shall provide to Pledgor written notice of at least ten business days during which Pledgor may cure the default. A business day shall mean any day other than a Saturday, Sunday or legal holiday in the State of New York. Pledgor acknowledges the notice period to be adequate and reasonable, and acknowledges that a single such notice shall be sufficient to entitle Pledgee from time to time thereafter to take any one or more of the actions described in
Section 6(a), provided that upon the curing of an event of default hereunder, Pledgor shall again be entitled to the notice as provided herein.

                    (c) Pledgee and its trustees,officers, directors, employees, agents and counsel shall not incur any liability (other than for acts or omissions amounting to gross negligence or willful misconduct) as a result of the liquidation or sale of the Collateral or any part thereof, in a commercially reasonable manner in accordance with the provisions of subsection (a) above or of applicable law, for the failure to sell or offer for sale the Collateral, or any part thereof, or by reason of the exercise of any other rights of Pledgee for any reason whatsoever. Pledgor hereby waives any claims (other than those attributable to acts or omissions amounting to gross negligence or willful misconduct) against Pledgee and its trustees, officers, directors, employees, agents and counsel arising with respect to proceeds from the Collateral, or any part thereof, or by reason of the fact that such proceeds were less than the amount of the Note, provided that all such actions have been effected in a commercially reasonable manner.

                                                             Page 17 of 28 Pages

                    (d) Pledgee shall collect the cash proceeds received from any sale or other disposition or from any other source contemplated by subsection (a) above and, after deducting all costs and expenses incurred by Pledgee in connection with such collection and sale or disposition (including without limitation, reasonable counsel fees and expenses), shall apply the same in accordance with the provisions of this Agreement.

                    (e) Notwithstanding the foregoing, none of the provisions of this Section shall confer on Pledgee any rights or privileges that are not permissible under applicable law; provided that to the extent Pledgor may waive any provision of applicable law that would or could be in conflict with the terms of this Section, Pledgor hereby expressly waives the applicability of any and all such applicable laws.

                    (f) In connection with the provisions of this Agreement, Pledgor from time to time promptly shall execute and deliver, or cause to be executed and delivered, to Pledgee such reasonable documents and instruments, shall join in such notices and shall take, or cause to be taken, such other reasonable and lawful action as Pledgee shall deem reasonably necessary or desirable to enable it to exercise any of the rights with respect to the Collateral granted to it pursuant to this Agreement.

                        Section 7. Application of Funds.
                        --------------------------------

               In the event that the Note has become due and has not been paid in full pursuant to the terms thereof, Pledgee and the Pledgor agree that any funds received from or on behalf of the Pledgor (pursuant to the provisions of Section 6 hereof or otherwise) by Pledgee shall be applied, in such manner and order as Pledgee may elect, to the following items:

                    (a) to pay to or reimburse Pledgee for any reasonable out-of-pocket expenses for which Pledgee is entitled to be paid or reimbursed pursuant to the provisions of this Agreement or the Note;

                    (b) to payment of interest owing under the Note;

                    (c) to payment of the outstanding principal amount of the Note;

                    (d) to payment in full of all other obligations of Pledgor hereunder; and

                                                             Page 18 of 28 Pages

                    (e) to return any remainder to the Pledgor.

                  Section 8. Termination of Security Interest.
                  --------------------------------------------

               Pursuant to certain terms and conditions as more fully set forth in the Note, Pledgee shall have the right to convert the Loan (the "Conversion") into an eighty-five percent (85%) membership interest in the Company. The security interest of Pledgee hereunder shall terminate upon the first to occur of (a) the Conversion, or (b) the full payment and satisfaction of the Note. Following such occurrence, Pledgee shall execute and deliver to the Pledgor any instrument or document that the Pledgor deems reasonably necessary to evidence the termination of Pledgee's security interest and the satisfaction of the Note and return of collateral, all without recourse upon or warranty by Pledgee and at the cost and expense of the Pledgor.

                          Section 9. Power of Attorney.
                          -----------------------------

               With respect to the Collateral that Pledgee or its designee hold or are entitled to obtain hereunder, the Pledgor hereby irrevocably makes, constitutes and appoints Pledgee, with full power of substitution, as Pledgor's true and lawful attorney-in-fact with full power, from time to time, in the Pledgor's name, place and stead to, as entitled under this Agreement: (a) take possession of and endorse any one or more contracts, mortgages, deeds, pledges, assignments and other documents, and any one or more notes, checks, drafts, bills of exchange, money orders or any other documents received on account of the Collateral; (b) collect, sue for and give acquittance for moneys due on account of those assets and properties; (c) withdraw any claims, suits or proceedings pertaining to or arising out of those assets and properties; (d) execute and record or file on behalf of Pledgor any financing statements or other evidence of a security interest contemplated by this Agreement or any refiling, continuation or extension thereof; (e) take any other action contemplated by this Agreement; and (f) sign, execute, acknowledge, swear to, verify, deliver, file, record and publish any one or more of the foregoing. This power of attorney is hereby declared to be irrevocable, with full power of substitution and coupled with an interest. This power of attorney shall survive the death, retirement, incapacity and bankruptcy of the Pledgor and shall extend to and be binding upon the Pledgor's heirs, successors or assigns. This power of attorney may be exercised (i) by the above named attorney-in-fact, or by any substitute designated by the attorney-in-fact, and (ii) by signing for Pledgor individually on any document or instrument. Pledgee shall not be liable for any failure to collect or enforce the payment of any of those assets and properties.

                                                             Page 19 of 28 Pages

                          Section 10. Indemnification.
                          ----------------------------

               Pledgee and its designees, and its respective trustees, officers, directors, attorneys, agents and employees, shall be indemnified, held harmless and, at the request of Pledgee, defended by the Pledgor from and against any and all liabilities that may be imposed upon, incurred by, or asserted against any of them or any of their respective designees, officers, directors, attorneys, agents or employees growing out of or related directly or indirectly to this Agreement or the Collateral, except such as are occasioned by their own gross negligence or willful misconduct; provided however that in connection with any such claim for indemnification, Pledgor shall have been given written notice of any claim, action, suit or proceeding that gave rise to the claim for indemnification within a reasonable time after Pledgee became aware of such claim, action, suit or proceeding and an opportunity to participate in the negotiation, settlement or defense thereof at the Pledgor's own expense.

                        Section 11. Expenses of Pledgee.
                        --------------------------------

               Pledgor shall pay all reasonable costs and expenses incurred by Pledgee in connection with the enforcement and protection of Pledgee's interests and rights under this Agreement including reasonable attorneys fees.

                            Section 12. Non-Recourse.
                            -------------------------

               Pledgor's obligations hereunder are non-recourse and Pledgor shall have no personal liability hereunder except if Pledgor violates the provisions of Section 5(e) hereof.

                              Section 13. Notices.
                              --------------------

               All notices and other communications hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by Federal Express or any other internationally recognized courier service, or (iii) telecopied and confirmed by certified mail, return receipt requested, to any party hereto as follows:

                  (a) If to Pledgor:

                                 Mr. Joseph Mizrachi
                                 6971 N. Federal Highway
                                 Suite 203
                                 Boca Raton, Florida 33487
                                 Fax No.: (561) 995-8116

                                                             Page 20 of 28 Pages

                       with a copy to:

                                 Braun & Goldberg
                                 110 East 59th Street
                                 New York, N.Y. 10022
                                 Attention: Seymour Braun, Esq.
                                 Fax No.:  (212) 826-9315

                  (b) If to Pledgee:

                                 Yardworth Mortgage Corporation A.V.V.
                                 c/o Mido Trust & Management N.V.
                                 Penstraat 105, P. O. Box 6132
                                 Curacao, Netherlands Antilles
                                 Fax No.:  011-59-99-461-2911

               Any party may by notice in writing designate a new or other address to which such notice or communication or copies of such notice or communication shall thereafter be given, made or mailed. Any notice given hereunder by mail shall be deemed received five days following its mailing.

                     Section 14. Section and Other Headings.
                     ---------------------------------------

               The Section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

                              Section 15. Pronouns.
                              ---------------------

               All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context shall require.

                           Section 16. Governing Law.
                           --------------------------

               This Agreement shall be governed by and construed and given effect to in all respects in accordance with the laws of the State of Delaware. The Pledgor hereby irrevocably consents to any legal action or proceeding with respect to this Agreement being brought in the State of Delaware.

                         Section 17. Injunctive Relief.
                         ------------------------------

               Pledgor acknowledges that it will be impossible to measure in money the damage to Pledgee in the event of a breach of any of the provisions of
Section 5 of this Agreement, and Pledgor agrees that, in the event of any such breach, Pledgee will not have an adequate remedy at law, although the foregoing shall not constitute a waiver of Pledgee's rights or remedies at law or otherwise against a breaching party. It therefore is agreed that Pledgee, in addition to any other rights that it may have under applicable law and this Agreement, shall be entitled to injunctive relief to enforce any of the provisions of Section 5 hereof and to restrain and enjoin any act prohibited thereby, and that, in the event any action shall be brought in equity to enforce any such provision, the Pledgor will not urge the defense that there is an adequate remedy available at law.

                                                             Page 21 of 28 Pages

                            Section 18. Severability.
                            -------------------------

               In the event that any provision of this Agreement shall be finally determined to be superseded, invalid or otherwise unenforceable pursuant to applicable law, such determination shall not affect the validity of the balance of this Agreement, and the remaining provisions of this Agreement shall be enforced as if the invalid provision were deleted.

                  Section 19. Survival of Representations. Etc.
                  ---------------------------------------------

               All representations, warranties, covenants and other agreements made herein shall survive the execution and delivery of this Agreement and shall continue in full force and effect until all amounts due Pledgee hereunder have been paid in full.

                            Section 20. Counterparts.
                            -------------------------

               This Agreement may be executed in two or more counterparts, each of which may be executed by one or more of the parties hereto, but all of which, when taken together, shall constitute one agreement.

                 Section 21. Successors and Assigns: Assignment.
                 -----------------------------------------------

               Whenever in this Agreement reference is made to any party, such reference shall be deemed to include the successors and assigns of such party, and, without limiting the generality of the foregoing, all covenants, agreements, representations and warranties made by or on behalf of Pledgor in this Agreement shall inure to the successors and assigns of Pledgee; provided however that nothing herein shall be deemed to authorize or permit Pledgor to assign any of its rights or obligations hereunder to any other person or entity and the Pledgor agrees that it shall not make any such assignment, and any attempt to do so shall be null and void.

                                                             Page 22 of 28 Pages



                     Section 22. No Waiver by Actions. Etc.
                     --------------------------------------

               Any waiver or consent respecting any covenant, representation, warranty or other provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which given and shall not be deemed, regardless of frequency given, to be a further or continuing waiver or consent. The failure or delay of Pledgee at any time or times to require performance of, or to exercise its rights with respect to, any covenant, representation, warranty or other provision of this Agreement in no manner (except as otherwise expressly provided herein) shall affect its right at a later time to enforce any such provision. No notice to or demand on a party in any case shall entitle such party to any other or further notice or demand in the same, similar or other circumstances. All remedies, rights, powers and privileges of Pledgee hereunder are cumulative and not alternative, and they are in addition to and shall not limit (except as otherwise expressly provided herein) any other remedy, right, power or privilege of Pledgee hereunder or under applicable law.

                    Section 23. Modification, Amendment, Etc.
                    -----------------------------------------

               Each and every modification and amendment of this Agreement shall be in writing and signed by all of the parties hereto; and each and every waiver of, and consent to any departure from, any covenant, representation, warranty or other provision of this Agreement shall be in writing and signed by each party adversely affected by such waiver or consent.

                          Section 24. Entire Agreement.
                          -----------------------------

               This Agreement contains the entire agreement of the parties and supersedes all other representations, agreements and understandings, oral or otherwise, between the parties with respect to the matters contained herein.

                                                             Page 23 of 28 Pages


               IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                           PLEDGOR:


                                           ----------------------------------
                                           Joseph Mizrachi


                                           PLEDGEE:

                                           Yardworth Mortgage Corporation A.V.V.


                                           By:  ______________________________

                                                             Page 24 of 28 Pages


                                    EXHIBIT C


$1,500,000                                                      November 1, 2000


                          10 YEAR 12% CONVERTIBLE NOTE



               FOR VALUE RECEIVED, JOSEPH MIZRACHI, having an address at 6971 N. Federal Highway, Suite 203, Boca Raton, Florida 33487 (the "Borrower") HEREBY PROMISES TO PAY TO YARDWORTH MORTGAGE CORPORATION A.V.V. (the "Lender") or order, at Lender's bank, or at such other bank or place inside or outside the United States as the holder hereof may, from time to time designate in writing, the principal sum of U.S. ONE MILLION FIVE HUNDRED THOUSAND AND 00/100 (U.S. $1,500,000.00) DOLLARS on November 1, 2010 (the "Maturity Date") together with interest on the principal amount outstanding hereunder at the rate of twelve (12%) percent per annum, interest only payable on November 1, 2001 and annually thereafter on the first day of each November, and the entire principal balance with interest thereon on the Maturity Date.

               The following additional provisions shall govern this note (the "Note"):

         1.    Computation of Interest.   Interest  under  this  Note  shall  be
computed on the basis of a 360-day year for  the  actual number of days elapsed.

         2. Currency of Payments. All payments hereunder shall be made in lawful money of the United States.

         3. Conversion Rights. (a) At any time prior to the Maturity Date or the earlier full prepayment of this Note, Lender shall have the right, upon fifteen (15) days written notice to Borrower (the "Notice"), to convert the entire amount of principal and interest then outstanding under this Note into an Eighty-Five Percent (85%) membership interest (the "Interest") in Innovation LLC, a Delaware limited liability company.

                                                             Page 25 of 28 Pages


               (b) This conversion shall be effective upon the giving of said Notice and surrender of this Note and the cancellation of the Pledge Agreement, as hereinafter described, to the Borrower, accompanied, if so required by Borrower by an instrument or instruments of cancellation in form satisfactory to Borrower and duly executed by the Lender.

               (c) The Borrower, as soon as practicable after conversion, but in any event within thirty (30) days after receipt of said Notice, shall issue and deliver to Lender an assignment and such other documentation as shall be required or necessary to evidence the transfer of the Interest.

               (d) Notwithstanding anything to the contrary herein, the conversion shall be deemed immediately effective upon the death of Borrower.

         4. Transfer of Note. (a) The Borrower shall maintain at its office a book entry system to reflect and record the ownership of the Note or any interest in the Note. No transfer of the Note and the stated interest therein or any interest thereon shall be valid, and the Borrower will not recognize any party other than the Lender as entitled to receive payment hereon unless such transfer has been entered on the books of the Borrower. The Borrower shall not enter any transfer of the Note on its books unless the original Note or any validly issued replacement thereof is presented together with instruments of assignment executed by the party named in the Note or any validly issued replacement thereof. In the event the Note or any validly issued replacement is lost or destroyed, the Borrower may accept an affidavit under oath from the party reflected in its books and records as holder of the Note in lieu of the original Note together with such additional security or assurances as the Borrower may reasonably request for purposes of issuing a replacement note or reflecting a transfer on its books and records.

               (b) This note is intended to be a registered obligation within the meaning of the Internal Revenue Code and interest paid thereon is intended to qualify as portfolio interest within the meaning of Sections 871(h) and 881(c).

         5. Security. This Note is secured by a pledge agreement dated of even date herewith from Borrower to Lender (the "Pledge Agreement") and all of the covenants, conditions and agreements of the Pledge Agreement are made a part hereof by this reference.

                                                             Page 26 of 28 Pages

         6. Acceleration. The entire principal balance hereunder and all accrued and unpaid interest thereon shall, at the option of Lender, become due and payable in the event of any default herein or as defined in the Pledge Agreement which default shall continue beyond the applicable grace period.

         7. Default Interest Rate. From and upon the occurrence of any event of default herein or under the Pledge Agreement, which default shall continue beyond the applicable grace period, if any, the principal sum payable hereunder shall bear interest at the lesser of (i) 18% per annum or (ii) the maximum rate permissible by law.

         8. Late Charge and Additional Interest. Notwithstanding any grace period hereunder or under the Pledge Agreement, if any payment required hereunder is not paid within 10 days of the date such payment is due, then the Borrower shall pay to the Lender, upon demand, a late charge equal to three (3) cents for each one ($1.00) dollar of such unpaid installment to defray the expenses incurred by the Lender in handling and processing such delinquent payment.

         9. Administration and Enforcement Fees. The Borrower shall pay all out of pocket fees and charges incurred by the Lender in the administration and enforcement of the Note and Pledge Agreement including reasonable fees and disbursements of Lender's attorneys.

         10. Notices. All notices and other communications hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by D.H.L., Federal Express or any other internationally recognized courier service, or (iii) telecopied and confirmed by certified mail, return receipt requested, to any party hereto as follows:

                   (a) If to Pledgor:

                                  Mr. Joseph Mizrachi
                                  6971 N. Federal Highway
                                  Suite 203
                                  Boca Raton, Florida 33487
                                  Fax No.: (561) 995-8116
<

                                                             Page 27 of 28 Pages

                        with a copy to:

                                  Braun & Goldberg
                                  110 East 59th Street
                                  New York, N.Y. 10022
                                  Attention: Seymour Braun, Esq.
                                  Fax No.:  (212) 826-9315

                   (b) If to Pledgee:

                                  Yardworth Mortgage Corporation A.V.V.
                                  c/o Mido Trust & Management N.V.
                                  Penstraat 105
                                  P. O. Box 6132
                                  Curacao, Netherlands Antilles
                                  Fax No.:  011-59-99-461-2911

               Any party may by notice in writing designate a new or other address to which such notice or communication or copies of such notice or communication shall thereafter be given, made or mailed. Any notice given hereunder by mail shall be deemed received five days following its mailing.

               11. Non-Recourse. Borrower shall have no personal liability under the Note except as provided in the Pledge Agreement. Lender shall look solely to the collateral pledged pursuant to the Pledge Agreement for collection of any amount owing hereunder and shall not be entitled to look to any other asset of Borrower except as provided in the Pledge Agreement.

               12. Change in Tax Laws. In the event of any changes in income tax laws of the United States which would require the Borrower to withhold any portion of any interest payment hereunder, the interest rate hereunder shall be increased so that the Lender shall receive the net amount of the interest rate provided herein.

               13. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware.

               14. Waivers. Borrower hereby waives demand, presentment for payment, notice of dishonor, protest and notice of protest, and all other demands and notices in connection with the delivery, acceptance, default, performance or enforcement of the Note except as specifically set forth herein.

                                                             Page 28 of 28 Pages

               15. Excessive Interest. In no event shall the total of all charges payable under the Note or the Pledge Agreement exceed the maximum charge permissible by applicable law and any payments received by Lender in excess of such maximum permissible rate shall be applied to reduce the unpaid principal outstanding under the Note.

               16. Modifications. The Note may not be modified or discharged orally but only by an instrument in writing signed by the party against whom enforcement of such modification or discharge is sought.

               17. Prepayment. This Note may be prepaid at any time except after the issuance of the Notice described in Paragraph 3 above.

               IN WITNESS WHEREOF, Borrower has caused this Note to be executed and delivered by its duly authorized officer as of the 1st day of November, 2000.


                                                  ------------------------------
                                                  Joseph Mizrachi